Post-Effective Amendment No.  3 to
                                                     SEC File No.  70-7670



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-1

                                   DECLARATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")
                                GPU, Inc. ("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07960

               (Name of company filing this statement and address
                         of principal executive offices)

                                    GPU, Inc.

          (Name of top registered holding company parent of Declarant)





T. G. Howson,                             Douglas E.  Davidson, Esq.
Vice President and Treasurer              Thelen Reid & Priest LLP
M. J. Connolly,                           40 West 57th Street
Vice President - Law                      New York, New York 10019
S. L. Guibord, Secretary
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey 07960



                        W. Edwin Ogden, Esq.
                        Ryan, Russell, Ogden & Seltzer LLP
                        1100 Berkshire Boulevard
                        P.O. Box 6219
                        Reading, Pennsylvania 19601-0219

                        (Names and addresses of agents for service)


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     GPU hereby post-effectively amends its declaration on Form U-1, docketed in
SEC File No. 70-7670, as follows:

      A. By orders dated October 23, 1989 (HCAR No. 24971) and December 8, 1995 (HCAR No. 26425) (the "Orders"), the Commission authorized GPU to issue and sell, from time to time through December 31, 2000, pursuant to a Dividend Reinvestment and Stock Purchase Plan (the "Plan"), up to 2,500,000 shares of its common stock, $2.50 par value ("Common Stock").

      B. Under the Plan, holders of GPU Common Stock may automatically reinvest their cash dividends in additional shares of GPU Common Stock and purchase additional Common Stock by making optional cash payments on a monthly basis in amounts of not less than $50 nor more than $6,000 each quarter.

      C. Common Stock is purchased under the Plan either on the open market or directly from GPU in the form of authorized but unissued shares or previously reacquired shares, as GPU may direct, by the Plan Administrator. Open market purchases are priced at the average price of such shares purchased with respect to a dividend payment date, excluding any related brokerage fees or commissions which are paid by GPU. Shares issued directly by GPU under the Plan are priced at the average of the daily high and low sales prices of Common Stock as reported in The Wall Street Journal for New York Stock Exchange Composite Transactions for the 10 trading days immediately preceding the relevant dividend payment date.

      D. GPU uses the net proceeds from the sale of additional Common Stock issued directly by GPU under the Plan to make cash capital contributions to its subsidiaries, for working capital, to repay outstanding indebtedness and for other corporate purposes.

      E. Pursuant to the Orders, at June 30, 2000, GPU had sold a total of 1,353,045 previously reacquired shares of Common Stock pursuant to the Plan. GPU has 350 million authorized shares of common stock, of which 121,392,938 were issued and outstanding at June 30, 2000. At September 14, 2000, the reported closing price of GPU Common Stock on the New York Stock Exchange Composite Tape was $32.38.

      F. GPU now requests an extension of the time during which it may issue and sell authorized but unissued and reacquired shares of Common Stock under the Plan to December 31, 2010. In all other respects, the transactions as heretofore authorized by the Commission in this docket would remain unchanged.

      G.          Rule 54 Analysis.
          (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission



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authorized  GPU to  increase  to  100%  of its  "average  consolidated  retained earnings," as defined in Rule 53, the aggregate amount which it may invest in EWGs and FUCOs. At June 30, 2000, GPU's average consolidated retained earnings was approximately $2.4 billion and GPU's aggregate investment in EWGs and FUCOs was approximately $1.8 billion. Accordingly, under the November 5 Order, GPU may invest up to an additional $614 million in FUCOs and EWGs as of June 30, 2000.

                  (i) GPU  maintains  books and records to identify  investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

                        (A) For each United  States EWG in which GPU directly or
            indirectly holds an interest:

                              (1) the  books  and  records  for such EWG will be
                        kept in conformity with United States generally accepted accounting principles ("GAAP");

                              (2) the financial statements will be prepared in accordance with GAAP; and

                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.

                        (B) For each FUCO or  foreign  EWG  which is a  majority
            owned subsidiary of GPU:

                              (1) the books and records for such  subsidiary
                        will be kept in accordance with GAAP;

                              (2) the financial  statements for such  subsidiary
                        will be prepared in accordance with GAAP; and

                              (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

                        (C) For each FUCO or  foreign  EWG in which GPU owns 50%
            or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

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                              (1) such  entity  to  maintain  books  and
                        records in accordance with GAAP;

                              (2) the financial statements of such entity to be prepared in accordance with GAAP; and

                              (3) access by the Commission to such books and records and financial statements (or copies thereof) in English as the Commission may request and, in any event, GPU will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's books, records or financial statements are not maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a) (2)
                        (iii) (B) of Rule 53.

                  (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG and FUCO in which GPU directly or indirectly holds an interest.

                  (iii) Copies of this Declaration on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over the retail rates of GPU's electric utility subsidiaries.(1) In addition, GPU will submit to each such commission copies of any amendments to this Declaration and a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

                  (iv) None of the provisions of paragraph (b) of Rule 53 render
            paragraph   (a)  of  that   Rule   unavailable   for  the   proposed
            transactions.


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1 One  of  GPU's  operating  subsidiaries,  the  Pennsylvania  Electric  Company
("Penelec"), is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 3,700 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.


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                        (A) Neither GPU nor any  subsidiary of GPU having a book
            value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

                        (B) GPU's average consolidated retained earnings for the
            four most recent quarterly periods (approximately $2.44 billion) represented a decrease of approximately $13.7 million (or approximately .5%) compared to the average consolidated retained earnings for the previous four quarterly periods (approximately $2.45 billion). The decrease in retained earnings results primarily from a non-recurring loss of $295 million, after tax, from the sale during the second quarter of 2000 of GPU PowerNet, which provides transmission services in the State of Victoria, Australia.

                        (C) GPU did not incur  operating  losses  from direct or
            indirect investments in EWGs and FUCOs in 1999 in excess of 5% of GPU's December 31, 1999 consolidated retained earnings.

      As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

      Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Declaration. The transactions would not, by themselves, or even considered in conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

      The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November


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6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 61.7% debt.

      At June 30, 2000, GPU's common equity and debt represented 31.4% and 68.6%, respectively, of its consolidated capitalization, as set forth in Exhibit H hereto. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(2)

      GPU's consolidated retained earnings grew on average approximately 6.5% per year from 1994 through 1999. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings.

      Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

      Reference is made to Exhibit H which sets forth GPU's consolidated capitalization at June 30, 2000 and after giving effect to the transactions proposed herein. As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

      H. GPU's estimated fees, commissions and expenses in connection with the proposed transactions will be filed by further post-effective amendment.

      I. GPU believes that Sections 6(a) and 7 of the Act and Rule 54 thereunder are applicable to the proposed transactions.

      J. No Federal or State commission, other than your Commission, has jurisdiction with respect to the proposed transactions.

      K. It is requested that the Commission issue an order with respect to the transactions proposed herein at the earliest practicable date but, in any event, not later than December 1, 2000. It is further requested that (iii) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (iv) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision, and (v) there be no waiting period between issuance of the Commission's order and the date on which it is to become effective.
-------------------
2 The first mortgage bonds of GPU's operating subsidiaries, Jersey Central Power & Light Company, Metropolitan Edison Company and Penelec are rated A+ by Standard & Poors Corporation, and A2 by Moody's Investors Service, Inc.

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      L.    The following exhibits and financial statements are filed in item 6.

            (a) Exhibits:

                  A-1   -     Articles  of  Incorporation  of GPU,  as amended
                              through March 27, 1990 - Incorporated by reference to Exhibit 3-A of the 1989 Annual Report on Form
                              10-K, File No. 1-6047.

                  A-1(a)- Amendment to Articles of Incorporation of GPU dated May 5, 1995 - Incorporated by reference to Exhibit A-4, Certificate Pursuant to Rule 24, File No. 70-8569.

                  A-1(b)- Articles of Incorporation of GPU, Inc., as amended August 1, 1996 - Incorporated by reference to
                              Exhibit 3-A-2, 1996 Annual Report on Form 10-K, SEC File No. 1-6047.

                  A-2   -     By-laws  of  GPU,  as  amended  May  6,  1999 -
                              Incorporated by reference to Exhibit 3-B of the 1999 Annual Report on Form 10-K, File No. 1-6047.

                  A-3   -     Form  of  Stock  Certificate  representing  Common
                              Stock -  Incorporated  by  reference to Exhibit 4,
                              Registration  Statement on Form S-3,  Registration
                              No. 33-30765.

                  C     -     Registration  Statement  on Form S-3  under the
                              Securities  Act of  1933  relating  to the  Common
                              Stock and all  amendments  and exhibits  thereto -
                              Incorporated by reference to the SEC  Registration
                              No. 33-30765.

                  F-1   -     Opinion of Thelen  Reid & Priest LLP - To be filed
                              by amendment.

                  F-2   -     Opinion of Ryan, Russell, Ogden & Seltzer LLP - To
                              be filed by amendment.

                  G     -     Financial Data Schedule.

                  H     -     Capitalization and  Capitalization  Ratios as at
                              June 30, 2000, actual and pro forma.

                  I     -     Proposed form of public notice.

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            (b) Financial Statements:

                  1(a)- GPU (corporate) Balance Sheets, actual and pro forma, as of June 30, 2000, Statements of Income and Retained Earnings, actual and pro forma, for the twelve months ended June 30, 2000; pro forma journal entries.

                  1(b)- GPU Consolidated Balance Sheets, actual and pro forma, as of June 30, 2000, Consolidated Statements of Income and Retained Earnings, actual and pro forma, for the twelve months ended June 30, 2000; pro forma journal entries.

      M. The issuance of an order by your Commission with respect to the transaction contemplated herein is not a major Federal action significantly affecting the quality of the human environment.

      (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the various proposed transactions which are the subject hereof. Reference is made to Paragraph J hereof regarding regulatory approvals with respect to the proposed transactions.




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                                    SIGNATURE

      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    GPU, INC.



                                    By:/s/ T. G. Howson
                                       ---------------------------------
                                           T. G. Howson,
                                           Vice President and Treasurer



Date:  September 18, 2000

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